SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. __________)*

                           Tengtu International Corp.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    88033T102
                                   -----------
                                 (CUSIP Number)

                                 William Ballard
                                    President
                           Orion Capital Incorporated
                            Sherway Executive Center
                       310 North Queen Street, Suite 103N
                       Etobicoke, Ontario M9C 54K, Canada
                               Tel. (416) 960-7605
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2001
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No.:  88033T102                                         Page 2 of 10 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Orion Capital Incorporated

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)[ ]
                                                                          (b)[X]
3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada

      NUMBER OF        7        SOLE VOTING POWER - 4,159,369
       SHARES
     BENEFICIALLY      8        SHARED VOTING POWER
       OWNED BY
         EACH          9        SOLE DISPOSITIVE POWER - 4,159,369
      REPORTING
     PERSON WITH       10       SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  4,159,369

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14  TYPE OF REPORTING PERSON

    CO

                               Page 2 of 10 Pages

                                  SCHEDULE 13D
CUSIP No.:  88033T102                                         Page 3 of 10 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William Ballard

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)[ ]
                                                                          (b)[X]
3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) or 2(e)                                                             [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada

      NUMBER OF        7        SOLE VOTING POWER - 4,159,369
       SHARES
     BENEFICIALLY      8        SHARED VOTING POWER
      OWNED BY
        EACH           9        SOLE DISPOSITIVE POWER - 4,159,369
      REPORTING
     PERSON WITH       10       SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,159,369

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14  TYPE OF REPORTING PERSON

    IN

--------------------------------
(1) William Ballard is also the holder of 70,000 shares of common stock of Tengtu International Corp. pledged as security for a loan to an officer and director of Tengtu International Corp., who is the record and beneficial owner of the shares. Mr. Ballard disclaims beneficial ownership as to these shares.)

                               Page 3 of 10 Pages

ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Tengtu International Corp., a Delaware corporation (the "Company"), with its principal executive offices located at 206-5050 Kingsway, Burnaby, B.C., Canada V5H 4H2.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by Orion Capital Incorporated, a corporation organized under the laws of Ontario, Canada ("Orion"), and by William Ballard, a citizen of the Canada ("Mr. Ballard"). Mr. Ballard is President of Orion and he owns 100% of the outstanding shares of common stock of Orion. Mr. Ballard is a "controlling person" of Orion. The principal executive offices of Orion are located at Sherway Executive Center, 310 North Queen Street, Suite 103N, Etobicoke, Onatrio M9C 54K Canada. Orion is a holding company.

                  Information regarding the directors and executive officers of Orion (including Mr. Ballard) is set forth on Schedule I attached hereto, which
Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of Orion are citizens of Canada.

                  During the last five years, neither Orion nor, to the best knowledge of Orion, any person named in Schedule I attached hereto (including Mr. Ballard) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Of the 4,159,369 shares of Common Stock to which this Statement relates, (a) 89,368 of such shares were acquired by Orion in various transactions prior to March 2, 2001; (b) 20,834 of such shares were issued to Orion as of March 31, 2001 pursuant to a consulting agreement between Orion and the Company (the "Consulting Agreement") which provides for Orion to receive 250,000 shares of Common Stock in monthly ratable installments prior to December 2003; (c) 20,834 of such shares were issued to Orion as of April 30, 2001 pursuant to the Consulting Agreement; (d) 25,000 of such shares were purchased by Orion with general working capital funds of Orion for an aggregate purchase price of $13,000 (net of broker commissions) on April 12, 2001; (e) 3,333,333 of such shares relate to a 10% convertible promissory note in the amount of $1,000,000 (the "10% Convertible Note") issued by the Company to Orion on March 2, 2001 in connection with a loan agreement between the Company and Orion dated as of March 2, 2001, pursuant to which Orion has the right to convert at any time on or prior to June 30, 2002 the principal amount of the 10% Convertible Note, or any portion thereof, together with any accrued put unpaid interest thereon, into shares of Common Stock at a conversion price equal to $0.30 per share; and (f) 670,000 of such shares relate to warrants issued by the Company to Orion on December 21, 2000, pursuant to which Orion has the right to

                               Page 4 of 10 Pages
purchase 670,000 shares of Common Stock at an exercise price of $0.30 per share any time on or prior to December 21, 2005.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the purchase by Orion of the shares of Common Stock referred to above is to acquire a significant equity position in the Company. Orion does not consider itself a passive investor and should not be regarded as such.

                  Subject to applicable legal requirements and the factors referred to below, Orion may purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions, but it may determine at any time to dispose of all or a portion of its shares of Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between Orion and the Company, Orion intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to Orion's ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to Orion, developments with respect to Orion's business, and general economic, monetary and stock market conditions.

                  Except as otherwise described herein, neither Orion nor Mr. Ballard has any plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the close of business on May 15, 2001, each of Orion and Mr. Ballard were the beneficial owners of 4,159,369 shares of Common Stock, which constitute in the aggregate 17.1% of the outstanding shares of Common Stock (based on 24,376,321 shares of Common Stock outstanding as of February 16, 2001, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000). William Ballard is also the holder of 70,000 shares of Common Stock pledged as security for a loan to an officer and director of the Company (the "Pledged Shares"), who is the record and beneficial owner of the Pledged Shares. Mr. Ballard disclaims beneficial ownership as to these Pledged Shares.

                        Except as described in the preceding paragraph, neither Orion nor, to the best knowledge of Orion, any of the persons referred to in Schedule I attached hereto beneficially owns any shares of Common Stock.

                  (b) Each of Orion and Mr. Ballard has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by Orion.

                  (c) Transactions in the Common Stock by Orion effected during the past 60 days are described in Schedule II hereto, which Schedule is hereby incorporated by reference.

                               Page 5 of 10 Pages

                  (d) Each of Orion and Mr. Ballard has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Orion.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to a registration rights agreement dated as of March 2, 2001 between the Company and Orion, the Company granted certain registration rights to Orion in respect of certain shares of Common Stock issued or issuable by the Company to Orion. Except as otherwise described in this Schedule 13D, neither Mr. Ballard, Orion nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Tengtu International Corp. 10% Convertible Promissory Note, dated March 2, 2001 (incorporated by reference to Exhibit 10.30 of the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001).

                  2. Loan Agreement dated as of March 2, 2001 between Tengtu International Corp. and Orion Capital Incorporated (incorporated by reference to
Exhibit 10.29 of the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001).

                  3. Tengtu International Corp. Warrant to Purchase 570,000 Shares of Common Stock, dated December 21, 2000 (incorporated by reference to
Exhibit 10.25 of the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2000, filed with the Securities and Exchange Commission on February 20, 2001).

                  4. Tengtu International Corp. Warrant to Purchase 100,000 Shares of Common Stock, dated December 21, 2000 (incorporated by reference to
Exhibit 10.24 of the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2000, filed with the Securities and Exchange Commission on February 20, 2001).

                  5. Registration Rights Agreement dated as of March 2, 2001 between Tengtu International Corp. and Orion Capital Incorporated (incorporated by reference to Exhibit 10.33 of the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001).

                               Page 6 of 10 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2001
                                    ORION CAPITAL INCORPORATED

                                    By: /s/ William Ballard
                                        ----------------------------------------
                                        Name: William Ballard
                                        Title: President



                               Page 7 of 10 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2001


                                        /s/ William Ballard
                                        -------------------------------------
                                        William Ballard



                               Page 8 of 10 Pages

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON


                  The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of Orion Capital Incorporated (the "Reporting Person").

DIRECTORS OF ORION CAPITAL INCORPORATED
---------------------------------------

William Ballard, President of Orion Capital Incorporated

John Perkins, Lawyer and Corporate Secretary of Orion Capital Incorporated


EXECUTIVE OFFICERS OF ORION CAPITAL INCORPORATED
------------------------------------------------

William Ballard, President of Orion Capital Incorporated

John Perkins, Lawyer and Corporate Secretary of Orion Capital Incorporated



                               Page 9 of 10 Pages

                                                                     SCHEDULE II

                     Schedule of Transactions in the Shares
                     --------------------------------------


Purchaser:  Date:      No. of Shares:    Price per Share:   Comment:
----------  -----      --------------    ----------------   --------

Orion       03/02/01   3,333,333         N/A                Shares underlying
                                                            10% Convertible
                                                            Note issued by the
                                                            Company

Orion       03/31/01   20,834            N/A                Shares acquired
                                                            pursuant to consult-
                                                            ing agreement
                                                            with the Company

Orion       04/12/01   25,000            $0.52              Open market
                                                            purchase on Nasdaq
                                                            OTC bulletin
                                                            board

Orion       04/30/01   20,834            N/A                Shares acquired
                                                            pursuant to consult-
                                                            ing agreement
                                                            with the Company

                              Page 10 of 10 Pages